Mail Stop 3561								September 09,
2005

Via U.S. Mail and Fax (212) 777-3050

Deborah C. Paskin, Esq.
Executive Vice President, Secretary and General Counsel
Brookdale Senior Living Inc.
330 North Wabash
Suite 1400
Chicago, Illinois  60611

	Re:  	Brookdale Senior Living Inc.
      Registration Statement on Form S-1
      Filed August 10, 2005
      File No. 333-127372

Dear Ms. Paskin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and various recapitalization information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. We note that you include industry research for estimated growth data and other figures cited throughout the document. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Also confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

3. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us supplementally. See
Item VIII of the March 31, 2001 quarterly update to the Division of
Corporation Finance`s "Current Issues and Rulemaking Projects
Outline."

4. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Summary, page 1
5. Tell us in your response letter the basis for your statement that you "are the third largest operator of senior living facilities in the United States based on total capacity . . ."
6. Move your chart regarding your recent results to your management`s discussion and analysis section and include appropriate textual disclosure in that section to explain these results. This type of presentation of mostly non-GAAP measurements is inappropriate for your summary. Please similarly delete this presentation from the forefront of your business section on page 66.
7. Your summary should present a balanced picture of your operations.
Accordingly, please disclose your net losses for each of the past two years and disclose Alterra Healthcare`s emergence from bankruptcy in
December 2003.
8. Significantly reduce or delete the sections entitled Industry Trends, Growth Strategy and Competitive Strengths. This disclosure is too detailed for the summary and is more appropriate for your business discussion. Please also delete the Risk Factors section on page 6 as it adds no additional information and the actual risk factors begin on page 12.
9. Clarify your statement that "we control the operating economics of our facilities through property ownership and long-term leases."

Formation Transactions, page 5
10. Disclose that the Chairman of your Board, Wesley Edens, and another director, Randal Nardone, own 74.4% of Brookdale through Fortress.

Summary Combined Financial Information, page 9

11. Please remove the bold double underline from the line labeled income from operations. Your presentation suggests that the reader should focus on operating results that exclude interest expense, which is a non-GAAP measure.

12. With regard to your footnote disclosures (1), (2) and (3) please note that is not adequate to reference disclosures in other sections of the document. Please revise to provide all the disclosures required by Item 10 (e) of Regulation S-K.

13. It appears to us that `Cash Earnings` is a measure of liquidity since you are disclosing that it is used by management to assess its capacity to pay dividends. Please include cash flows from operating, investing and financing activities for each period.

Risk Factors, page 12

14. Ensure that each caption clearly reflects the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example:

* Our operating businesses were recently transferred . . ., page 7
* We may need additional capital to fund our operations . . ., page
16
* We may not be able to pay or maintain dividends, page 18
* Environmental contamination associated . . ., page 18
* Our business may be adversely affected by increasing . . ., page
20
* Anti-takeover provisions in our amended and restated . . ., page
25
* We are a holding company with no operations, page 26
* An active market for our shares . . ., page 26
* Market interest rates may have an effect on the value . . ., page
28
These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty, and tailor the caption to reflect the particular risk to you or potential investors.
15. You provide generic conclusions in both the heading and text in several of your risk factors, stating that, if those risks materialize, they may have an adverse effect on your "business" or "financial condition." This often does not represent meaningful disclosure. Instead, we encourage you to replace this language in both the headings and text of your risk factors with specific disclosure of the possible affect upon your operating results, business, profits, share price, sales, etc. See Item 503(c) of Regulation S-K.

We may not be able to generate sufficient cash flow . . ., page 13
16. Please disclose the interest rates under the financing arrangements that you disclose. Also, clarify the significance of the overall lease coverage amounts you disclose. For example, disclose any requirements to meet certain coverage amounts.
17. Clarify the meaning and significance of your statement that "[l]ease financing transactions carry an inherently higher level of leverage than debt financings."

If we do not effectively manage our growth . . ., page 15 Unforeseen costs associated with the acquisition . . ., page 16
18. Disclose any specific problems you have experienced with regard to your recent acquisitions and quantify to the extent possible so that investors can better assess the magnitude of these risks.

Competition for the acquisition of strategic assets . . ., page 16
19. Disclose any specific instances where you have lost in the bidding for acquisitions to REITs.

Increased competition for or a shortage of skilled personnel . .
..,
page 17
20. Disclose the extent to which you have had problems retaining your personnel. In this regard, please consider addressing whether certain states or geographical areas in which you operate are more difficult than others in retaining and attracting qualified and skilled personnel.

Failure to comply with existing environmental laws . . ., page 19
Our business may be adversely affected by increasing regulation .
..
.., page 20
21. These risk factors are too long and merely repeat the disclosure in your regulation section. Please revise to present adequate but not excessive detail regarding these risks.

Compliance with the Americans with Disabilities Act . . ., page 23
22. Quantify the capital expenditures you have incurred as a result of inspections, if material.

Significant legal actions and liability claims . . ., page 23
23. Disclose the number of claims you have had in the past year that were not covered by your insurance or exceeded your policy limits and quantify the aggregate amount of those claims.

Overbuilding, increased competition . . ., page 24
24. Please specifically address the overbuilding and increased competition issues that you face in Florida, California and Illinois given the geographic concentration of your facilities in these states. Also, we note your disclosure that "recent overbuilding .
..
.. has reduced the occupancy rates of newly constructed buildings and, in some cases, reduced the monthly rate that many newly built and previously existing facilities are able to obtain . . ." In your management`s discussion and analysis section, however, you disclose that overbuilding occurred in the late 1990s but that there has been a recent reduction in supply and a trend towards increasing occupancy rates and resident fees. Please reconcile your disclosure in this risk factor as well as your management`s discussion and analysis section, if appropriate.

The market price of our common stock . . ., page 27
25. Disclose the number of shares that are subject to the stockholders agreement. Also, disclose the number of shares that are subject to the lock-up agreement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 36

Executive Overview, page 36
26. Clarify your reference to "a broad spectrum of assets in the senior living industry" by being more specific as to what you mean.

27. We note the reasons on page 39 for Alterra`s bankruptcy.
Explain
why management believes that these problems that resulted in the bankruptcy have been resolved.

Formation Transactions, page 37
28. Explain the business reasons for Alterra`s purchase of the Prudential Portfolio in exchange for certain membership interests in affiliated entities.

Revenues, page 38
29. Please disclose the entrance fee.

Alterra Reorganization, page 39
30. Disclose the reasons for significant increase in costs in operating Alterra`s residences in the second half of 2000, and clarify the meaning of your phrase "declining credit fundamentals" and explain its significance.
31. Clarify who the FEBC-ALT investors are and why they received
100%
of the common stock of Alterra upon emergence from bankruptcy. Also clarify whether there was any pre-bankruptcy relationship among Alterra, Emeritus Corporation and NW Select.
32. Highlight here that Alterra was a public company prior to its merger with BLC and disclose what happened to the public shareholders of Alterra upon emergence from bankruptcy.

Financial Developments, page 41
33. Please quantify the additional costs that you reference as a result of becoming a public company. Also, address how you intend to pay for these anticipated increases in expenses.

34. Please expand upon other developments, trends or uncertainties that may impact your business and operations. For example, we note the increase in general and administrative expenses due to the increase in salaries, wages and benefits for the quarter ended March
31, 2005 and for the year ended December 31, 2004. Do you expect these costs to continue to rise? Also, do you expect the demand for senior living services and associated increase in occupancy rates and resident fees to continue to rise? These are only examples. Please expand your disclosure accordingly.
35. Because 85.8% of your revenues were generated from leased facilities, please address whether you intend to focus on leasing them as you acquire more facilities and please discuss how this approach impacts your business compared to owning a facility.


Liquidity and Capital Resources, page 50

36. We note your statement that "[t]he primary use of our cash is for operating costs, which includes debt service and lease payments and capital expenditures." Please discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures on a short-term and long-term basis. Refer to Section IV of the Commission`s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Contractual Commitments, page 52

37. We note your footnote disclosure (1) and it does not appear to us that the long-term debt includes interest payments. Please revise to include the interest payments.

New Credit Facility, page 52
38. Describe the expected terms of your credit facility in greater detail, to the extent known. Also, we note your disclosure that the expected restrictive covenants could limit your and your subsidiaries ability to pay dividends. Please address how this restrictive covenant could impact your dividend policy.

Hedging, page 54
39. Disclose the counterparty for your swap agreements and file your swap agreements as exhibits or tell us in your response letter why you are not required to file them as exhibits.

SFAS No. 123, Share-Based Payment, page 57

40. Disclose the status of your evaluation of the impact of adopting
SAFS 123.  Explain why the impact of adoption is not known.

Non-GAAP Financial Measures,  page 59
41. Management`s reasons for using adjusted EBITDA and cash earnings are almost identical. Confirm that the only distinction is the use of cash earnings to assess cash available for dividends to stockholders.





Adjusted EBITDA

42. We note your disclosure of Adjusted EBITDA as a measure of your operating performance. Disclose why you feel that it is appropriate to exclude recurring operating expenses from the Adjusted EBITDA. We note for example that `loss on discontinue operations`, `equity in (earnings) loss of unconsolidated ventures`, `loss (gain) on extinguishment of debt` and `straight-line lease expense` are recurring items and as such should not be adjusted from a non-GAAP financial measure. Note that the guidance in Question 8 of our Frequently Asked Questions document on non-GAAP measures, which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, requires you to demonstrate the usefulness of any measure that excludes recurring items and to provide comprehensive disclosure if such a presentation can be reasonably justified. Please provide additional justification regarding the economic substance of this measure.
In
addition, if you continue to believe that such presentation is appropriate, disclose in more detail the material limitations of this measure in light of the exclusions discussed above and the manner in which management compensates for these limitations.

43. It appears that you also present adjusted EBITDA as a
liquidity
measure, since you disclose that this measure gives investors a more
accurate picture of "cash generated by us".   Please include a
reconciliation of adjusted EBITDA to cash flow from operations for each period presented.

Cash Earnings, page 61

44. Provide a definition of cash earnings that explains the calculation of this measure based on the most directly comparable
GAAP measure.

45. Since you are disclosing that cash earnings is used by
management
to evaluate the company`s operations and to assess the capacity to pay dividends, it appears to us that you are using cash earnings
primarily as a measure of liquidity.   Please include
reconciliation
to cash flows from operations. In addition, please expand your discussion to include the following:

* Disclose the substantive reasons for why management believes the presentation of cash earnings provides useful information to investors regarding your liquidity.

* Identify any material limitations of this measure. For example, you may need to clarify that it does not represent cash flow available for dividends or discretionary expenditures, since you may have mandatory debt service requirements or other non-discretionary expenditures not reflected in the measure.





Facility Operating Income, page 61

46. It appears to us based on your disclosure that your measure `Facility Operating Income` is used as a measure of operating performance and liquidity. If true, you need to provide reconciliations to the most closely comparable GAAP measure of net income and cash flow from operating activities, respectively. If the measure is used as a measure of performance, you should explain why it is appropriate to remove recurring expenses from the measure. In addition, explain why it is useful to investors. If the measure is used as a measure of liquidity, disclose the substantive reasons for why management believes the presentation provides useful information to investors regarding its liquidity.

Business, page 65

History, page 68
47. Consider including a chart to show your organizational structure before and after the formation transactions.

48. Disclose how you will account for the merger with Brookdale
Living Communities and Aleterra Healthcare Corp. Also provide similar disclosure in the discussion of the formation transactions at page 37 of MDA.

Operations, page 74
49. Clarify whether the various additional fees you charge such as under the "Personally Yours" program and the "YourCare" program vary by facility and disclose a range of these fees.

Operations Overview, page 76
50. Briefly describe the material terms of your national vendor contracts and file these agreements as exhibits or tell us in your response letter why you are not required to file them as exhibits.

Management, page 111

Audit Committee, page 113
51. Disclose whether you intend on appointing an audit committee financial expert.

Equity Incentive Plans, page 115

52. Please provide more specific disclosure about the parameters that are considered in determining whether restricted stock is to be issued under your restricted securities plans. Are the restricted stock issuances based on revenue levels or earnings goals that can be expressed in qualitative terms? Also, to the extent known, please provide similar disclosure regarding your new equity incentive plan.

Employee Restricted Stock Plans, page 115
53. Disclose the percentage and amount of the securities that are no longer subject to a risk of forfeiture for each of Messrs.
Schulte,
Rijos and Young and Ms. Paskin.

54. Tell us how you determined the fair value of the shares of BLC and membership interests of FEBC-ALT issued to executives on August
5, 2005.

55. Please disclose in MD&A the number of shares granted under the restricted stock plan and the fair value of the stock. Also disclose the following information:

* Whether the valuation used to determine the fair value of the stock was contemporaneous or retrospective;
* If the valuation specialist was a related party, a statement indicating that fact;
* A discussion of the significant factors, assumptions and methodologies used in determining fair value;
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;
* The valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

We may have additional comments when you include the estimated offering price in the document.

56. We note that you refer at page 116 to valuation letters from an independent valuation firm concerning the fair value of the shares.
While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consent of the expert.

Certain Relationships and Related Party Transactions, page 123
57. For each related party transaction, please discuss how transaction terms were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties.

Principal and Selling Stockholders, page 129

58. Disclose the natural person(s) who have voting and investment control over the shares held by Health Partners, Emeritus
Corporation
and NW Select. Also, please tell us in your response letter whether these entities are broker dealers or affiliates of a broker dealer.

Underwriting, page 148
59. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.
60. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

      Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use
	of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

 We may have further comments.


Where You Can Find More Information, page 151
61. Please revise the address of the SEC`s public reference room to reflect our new location, 100 F street, N.E., Washington, D.C.
20549.

Pro forma financial information

General Information, page F-2

62. Tell us how you will account for each of the formation transactions described in the disclosure of the history of Brookdale
Senior Living at page 69. Please provide the following in your response:

* Identify the accounting literature you considered and discuss how you applied it to each transaction.
* For each transaction provide a diagram or chart that shows the ownership in each entity before and after the transaction and the amount and type of consideration exchanged.
* Identify each related party and discuss the nature of the relationship.


Pro forma income, page F-4

63. Revise the pro forma statement of operations to present only income (loss) from continuing operations. Also present only earnings per share data based on continuing operations.

64. Include a note to the pro forma information showing the computation of pro forma earnings per share.

Notes to the pro forma information

Note (C) Initial Public Offering Adjustments, page F-7

65. Revise adjustment C to disclose the number of shares issued to Brookdale and shares issued to Alterra. Show the calculation of the fair value of the consideration issued and the allocation to the portion of the tangible and intangible assets and liabilities attributed to the minority interests.

66. It is not apparent how adjustment C reconciles to the entries reflected in the balance sheet at page F-3. Separately present each adjustment in a self-balancing format on the face of the pro forma balance sheet or in reasonable detail in the notes.

67. Disclose why the entry for the step-up of the minority interest includes an adjustment to equity.

68. Explain the basis for allocating costs to facilities you operate under long-term operating leases and in-place tenant leases based upon a vacancy component as described in notes (1) and (2) at page F-
8.

Note (D) Acquisitions Adjustments, page  F-9

69. Include a schedule showing the calculation of the purchase price for each acquisition, including the value assigned to non-cash consideration, if any. Also show the allocation of the purchase price to acquired tangible and intangible assets and liabilities.

70. In a columnar format, show the historical balance sheet and results of operations for each acquisition, the pro forma adjustments and the resulting pro forma information.

Other Adjustments

71. Delete adjustments F and G at page F-14 reflecting estimated reduction in expenses for synergies attributed to the mergers, since these are not factually supportable.

72. Expand the disclosure in Note H at page F-14 to describe the provisions of the grants under the Restricted Stock plan, including the vesting provisions. Also disclose how you determined the amount of compensation expense.

73. Revise Note N at page F-14 disclose the date you paid the $20 million dividend and identify the majority shareholder.






Unaudited pro forma statement of operations, GAAP EBITDA, Adjusted EBITDA and cash earnings, page F-15

74. We note your schedule of pro forma GAAP EBITDA and pro forma Adjusted GAAP EBITDA and Cash Earnings results in the presentation of non-GAAP measures on the face of historical and pro forma results of operations. Please revise to present the calculation of these pro forma measures in a manner that complies with the requirements of
Item 10 (e)(1)(ii) (D) of Regulation S-K.

Brookdale/ Alterra Financial Statements

Balance sheet, page F-20

75. Separately show the equity of each combined company on the face of the balance sheet or in a note to financial statements. Also present separately the changes in equity in the statement at page
F-
22.

Combined Statements of Operations, page F-21

76. It appears that the caption "facility operating" excludes depreciation and amortization for property and equipment that is directly attributed to the generation of revenue. If this is true, revise the statements to comply with SAB Topic 11.B as applicable, by including depreciation and amortization expense in facility operating expenses. Alternatively, you can indicate that the facility operating expense excludes `depreciation` and `amortization`.

Notes to Combined Financial Statements

Note 1 Organization, page F-27

77. Tell us how you evaluated the accounting literature in determining you should present combined financial statements, instead of separate audited financial statements for Brookdale Living Communities, Inc and Alterra Healthcare Corporation. Please provide a chart or diagram showing the ownership of Brookdale and Alterra. Show the percentage ownership of each significant shareholder. Also identify the common ownership and describe the nature of the relationship between related parties.

78. In addition, tell us how you accounted for the ownership interests of Brookdale and Alterra that are not part of the control group. Discuss the consideration you gave to presenting the non controlling ownership as minority interest in the balance sheet and statements of operations.

79. You disclose that Brookdale Living Communities and Alterra Healthcare Corporation are controlled by affiliates of Fortress Investment Group. Expand the disclosure to describe the nature of the relationship of these affiliates and demonstrate how this establishes common control of Brookdale and Alterra. Refer to Rule
3A-03 of Regulation S-X.

80. Please consider presenting separate condensed balance sheets and statements of operations and cash flows of Brookdale and Alterra in a note to the combined financial statements.

81. We note your disclosure that you operate within one business segment. We also note that you offer a variety of senior living housing and service alternatives in over 380 facilities located across 32 states and that your product offerings consist mainly of independent living facilities, assisted living facilities, memory care facilities and CCRS representing approximately 48.3%, 30.5%, 10.2% and 10.7% of total senior living capacity, respectively. Addressing paragraphs 10 and 17 of SFAS 131, describe for us how you determined that you operate in one business segment.

BLC, page F-27

82. Your disclosure of Fortress Brookdale Acquisition LLC`s (FBA) sale of 100% of common stock of BLC to Provident Senior Living Trust on October 19, 2004 appears to conflict with the statement in the first paragraph of Note 1 that BLC is a wholly-owned subsidiary of Fortress Brookdale Acquisition. Please revise the disclosure to address this apparent inconsistency.

Resident Fee Revenue, page F-31

83. Disclose your revenue recognition policy for entrance fee arrangements as described in MD&A at page 38. Disclose how you
determine the estimated stay of the resident in the facility.   We
note that you have recorded a portion of advance payments for continuing care contracts as long-term liabilities. Tell us the accounting literature you considered in determining the appropriate classification of refundable advance payments on the balance sheet.

Fortress CCRC Financial Statements

Combined Statements of Activities and Changes in Net Deficit, page
F-
54

84. It appears that the line labeled "change in net assets from operations" is the net loss from operations of the retirement
communities.   If true, please revise the label for the line to
reflect this.

Resident Fee Revenue, page F-60

85. Please revise the disclosure of your revenue recognition policy to explain your statement that "[t]hese amounts have been classified as long-term liabilities due to the contingency related to their payment.

Unearned Entrance fees, page F-60

86. Tell us how you applied the guidance in SAB Topic 13 in determining your revenue recognition policy for the refundable portion of entrance fees

Signatures, page II-14
87. Please note that your principal accounting officer or controller must also sign your registration statement. Please see the instructions to the signature requirements of Form S-1.

Age of Financial Statements

88. Update the financial statements and other financial information in the filing as required by Rule 3-12 of Regulation S-X.



*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Alonso Rodriguez, Staff Accountant, at (202) 551-3370, or Terry French, Accountant Branch Chief, at (202) 551-
3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other
questions.


								Sincerely,


								Larry Spirgel
								Assistant Director


cc:	via facsimile (212-777-3050)
      Joseph A. Coco, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP







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Deborah C. Paskin, Esq.
Brookdale Senior Living Inc.
September 12, 2005
Page 1 of 18



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE